UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal semiannual period ended June 30, 2025

Angel Studios 010, Inc.
(Exact name of registrant as specified in its charter)

Delaware	33-2416763
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

295 W Center St. Provo, Utah	84601
(Address of principal executive offices)	(Zip Code)

(760) 933-8437
Registrant’s telephone number, including area code

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used herein, “we”, “us”, “our”, “our Company”, “the Company”, and similar terms including Angel Studios, 010, Inc., unless the context indicates otherwise.

General

History

The Company was formed as a wholly owned subsidiary of Angel Studios, Inc., our parent company (“Parent Company”) for the sole purpose of exploiting the commercial potential of the film entitled “King of Kings” (the “Picture”), pursuant to a licensing agreement with the Picture’s producer, Mofac Animation Studios LLC (the “Producer”). In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

Regulation A Offering

In April 2025, the Company successfully completed its offering of $5,000,000 of its Series A Preferred Stock shares (the “Shares”), at an offering price of $1.00 per share in a “Tier 2” offering under Regulation A (the “Offering”). The proceeds from the Offering used primarily to fund P&A marketing of the Picture’s theatrical release, as well as to market and distribute the Picture during the post-theatrical period.

Series A Preferred Stock Redemption

Once the Company has sufficient funds available, the Board of Directors (the “Board”), will use revenue generated by its exploitation of the Picture to redeem the Preferred Shares at a price of $1.15 per Share. Upon redemption, holders of the Preferred Shares (“Preferred Shareholders”) will receive their investment principal plus a 15% return. Upon payment of an amount equal to $1.15 per Share, the Preferred Shares will be deemed automatically redeemed and returned to the Company as authorized and unissued Series A preferred stock. Preferred Shareholders have no voting rights other than as required by law or for any proposed amendments to the Company’s Certificate of Designation. Additionally, the Preferred Shares will not be convertible into, and Preferred Shareholders will not participate in any payments made to, the common stockholders or on any other stock of the Company. The Company will redeem the Preferred Shares before making any distributions to any of the other classes of stock of the Company, except as other may be required by applicable law.

In June 2025, the Board determined there was sufficient funds available from the exploitation of the Picture and all Preferred Shareholders were paid out $1.15 per share (the “Redemption”). As the Series A preferred stock has now been fully redeemed, the Preferred Shareholders no longer own the Preferred Shares or other equity in the Company. Therefore, regardless of the financial success of the Picture, the Preferred Shareholders’ returns from this investment was limited to $1.15 per Share, and no additional payments will be made to the Preferred Shareholders.

Services Agreement

The Company has entered into a services agreement (the “Services Agreement”) with the Parent, pursuant to which the Parent agreed to provide marketing and other services in connection with the Picture on behalf of the Company. The costs for these services are typically paid for by the Parent but reimbursable by the Company. The Parent is also responsible for collecting proceeds from revenue, which is due to the Company once the Parent receives the cash.

Current Operations

Our Company

The Company was formed to market and distribute the Picture, including by engaging in Prints & Advertising of the Picture’s theatrical release. The Company’s right to license, promote, and distribute the film is governed by the Distribution Agreement between our Company and the Producer, dated October 25, 2024. The Picture was released on April 11, 2025 in approximately 3,200 theaters. With a total domestic box office of $60.3 million according to The Number.com: https://www.the-numbers.com/movie/King-of-Kings-The-(2025-South-Korea)#tab=summary. The Parent Company released the Picture on the Parent Company’s membership-based service (the “Guild”),  as well as releasing in various international locations through the World.

Competition

The Company competes with other companies that promote and license films similar to the Picture. In the film industry, competition in the licensing and promotion sector is intense, with several prominent companies leading the market, such as major studios like Village Roadshow Pictures, Pixar Animation Studios, Relativity Media, Amblin Entertainment, DreamWorks Animation LLC, Access Industries, Legendary Pictures Productions, and New Line Cinema. Each of these companies generates billions of dollars in global box office sales, leveraging diverse portfolios and partnerships with distribution platforms like Netflix, Amazon Prime, and Disney+. Therefore, even when a film has low ratings or does not perform comparatively well at the box office, the film may still generate revenue through streaming platforms due to existing relationships with streaming platforms.

Employees

The Company has no full-time employees and no part-time employees. All of the day-to-day operations are administered by our Parent Company, Angel Studios, Inc.

Legal Proceedings

The Company is not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Semiannual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements.

Overview

We were formed as a wholly owned subsidiary of our parent company for the sole purpose of exploiting the commercial potential of the Picture, pursuant to a licensing agreement with the Picture’s Producer. In particular, we were formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

Financial Operations Overview

Revenues

We have primarily generated revenue from theatrical distribution, content licensing, and Angel Guild.

Theatrical Distribution: Revenue comes from releasing the Picture with our exhibitor partners. Every time a moviegoer purchases a ticket from the partner theaters, we receive a percentage of the box office revenue.

Content Licensing:  revenue comes from licensing the Picture to other distributors for purchase and rental.

Angel Guild: Angel Guild revenue is the monthly amount earned from the Picture on the Owner’s streaming platform. This is a usage-based royalty that is earned over time and recognized as revenue as the usage occurs.

Operating Expenses

Cost of revenue: Cost of revenues represents the direct costs incurred by us in generating our revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Components of cost of revenues include film delivery costs, theatrical booking software costs, credit card fees, freight and shipping costs and costs of services provided.

Marketing expenses: Marketing expenses mainly include the promotion of the Picture and its theatrical release.

Operating expenses: Operating expenses consist of professional fees and other general corporate expenses.

Results of Operations

The following represents our performance highlights for the period ended June 30, 2025. Additionally, the Company was formed on December 16, 2024, and had no operations or financial activity prior to that date. Accordingly, comparative financial information for the six months ended June 30, 2024, is not presented as no such period exists.

June 30, 2025
Revenues	$29,797,939
Cost of revenue	2,615,350
Marketing expenses	23,018,438
Operating Expenses	2,468,682
Net income	$1,695,469

Revenues

June 30, 2025
Theatrical	$25,810,871
Angel Guild	621,192
Content licensing	3,319,133
Merchandise	46,743
Total Revenue	$29,797,939

Revenue started in April 2025 with the theatrical release of the Picture. We were also able to generate revenue from various other sources during and after the theatrical release.

Operating Expenses

Cost of Revenue

Cost of revenue during the period ended June 30, 2025 was a result of the film delivery costs, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided. We had no cost of revenue during the December 31, 2024 period.

Marketing Expenses

Marketing expenses during the period include advertising and promotional activities, travel expenses related to sales and marketing activities, and costs of marketing materials.

Operating Expenses

Operating expenses during the period include audit fees, bank fees, business licenses fees, and other costs necessary to support the operations of the business.

Liquidity and Capital Resources

Our cash balance went from $0 as of December 31, 2024 to $0 as of June 30, 2025, primarily due to all cash raised from the Offering being transferred to Parent as part of the Services Agreement.

We have funded a significant portion of our operations through the Offering. It was anticipated that most of our selling and marketing costs would be incurred during the theatrical release of the Picture. We have seen and continue to anticipate that most of our post-theatrical window revenues will be able to leverage the marketing already incurred from the theatrical window and selling and marketing expenses as a percentage revenue will decrease substantially. In June 2025, we had generated enough cash that the Board determined there was sufficient funds available from the exploitation of the Picture and all Preferred Shareholders were paid the Redemption.

We project that our existing capital resources, including cash and related-party receivables, will be sufficient to meet our operating requirements for at least the next twelve months.

Discussion of Operating, Investing, Financing Cash Flows

Operating Activities. Cash flows provided by operating activities for the period ended June 30, 2025 were as follows:

	June 30, 2025	For the Period from Inception (December 16, 2024) through December 31, 2024	Net Change
Net cash provided by operating activities	$937,331	$—	$937,331

Cash flows provided by operating activities for the for the period was $937,331. This was due to the success of the theatrical release, the related-party receivables due from our Parent, and the net income generated from distribution of the Picture.

Financing Activities. Cash flows used in financing activities for the period were as follows:

June 30, 2025
Issuance of common stock	$100
Issuance of Series A preferred stock	5,000,000
Fees related to issuance of Series A preferred stock	(187,431)
Redemption of Series A preferred stock	(5,750,000)
Net cash used in financing activities	$(937,331)

Cash flows used in financing activities for the period was $937,331. This was due to the raise of $5,000,000 million from the Offering, offset by $187,431 fees related to the issuance of the Offering. Additionally, as a result of the Redemption, we paid out $5,750,000 to redeem at Preferred Shareholders.

Trends and Key Factors Affecting Our Performance

None

Item 2.   Other Information

None

Item 3. Financial Statements

Balance Sheets

ANGEL STUDIOS 010, Inc.

Unaudited Financial Statements

For the Six Months Ended June 30, 2025

Notice to Reader

Our auditors have not reviewed the unaudited financial statements for the six months ended June 30, 2025. These financial statements and the notes thereto have been prepared by the Company’s management in accordance with accounting principles generally accepted in the United States of America using management’s best judgments, consistent with the prior period, and should be read in conjunction with the audited financial statements for the period from December 16, 2024 (date of inception) through December 31, 2024, and the related notes to financial statements.

Additionally, the Company was formed on December 16, 2024, and had no operations or financial activity prior to that date. Accordingly, comparative financial information for the six months ended June 30, 2024, is not presented as no such period exists.

See accompanying notes to financial statements.	F-1

Balance Sheets

	June 30, 2025	December 31, 2024
Assets
Cash	$-	$-
Related-party receivable	758,138

Total assets	$758,138	$-

Liabilities and Stockholders' Equity

Liabilities	$-	$-

Stockholders' equity:
Series A preferred stock, net of issuance costs, $0.00001 par value, 10,000,000 shares authorized; 5,000,000 and 0 shares issued and outstanding, respectively	-	-
Common stock, $0.00001 par value, 1,000 shares authorized; 100 and 100 shares issued and outstanding, respectively	-	-
Additional paid-in capital	(937,331)	-
Accumulated earnings	1,695,469	-

Total liabilities and stockholders' equity	$758,138	$-

See accompanying notes to financial statements

See accompanying notes to financial statements.	F- 2

Statement of Operations

June 30, 2025
Revenues	$29,797,939

Cost of revenues	2,615,350
Marketing expenses	23,018,438
Operating expenses	2,468,682
Net income	$1,695,469

Net income per common share - basic	$16,955
Net income per common share - diluted	$16,955

Weighted average common shares outstanding - basic	100
Weighted average common shares outstanding - diluted	100

See accompanying notes to financial statements

See accompanying notes to financial statements.	F- 3

Statement of Stockholders’ Equity

	Capital Stock
	Series A Preferred Stock		Common Stock
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Accumulated Earnings	Total Stockholders' Equity
Balance as of December 16, 2024 (Inception)	-	$-	-	$-	$-	$-	$-

Issuance of Common Stock	-	-	-	-	-	-	-

Net Income	-	-	-	-	-	-	-

Balance as of December 31, 2024	-	$-	-	$-	$-	$-	$-

Issuance of Series A Preferred Stock, net of issuance costs	5,000,000	50	-	-	4,812,519	-	4,812,569

Issuance of Common Stock			100	-	100	-	100

Redemption of Series A Preferred Stock	(5,000,000)	(50)			(5,749,950)	-	(5,750,000)

Net income	-	-	-	-	-	1,695,469	1,695,469

Balance as of June 30, 2025	-	$-	100	$-	$(937,331)	$1,695,469	$758,138

See accompanying notes to financial statements

See accompanying notes to financial statements.	F- 4

Statement of Cash Flows

June 30, 2025
Cash flows from operating activities:
Net income	$1,695,469
Changes in operating assets:
Related-party receivable	(758,138)

Net cash provided by operating activities	937,331

Cash flows from investing activities	-

Cash flows from financing activities:
Issuance of common stock	100
Issuance of Series A preferred stock	5,000,000
Fees related to issuance of Series A preferred stock	(187,431)
Redemption of Series A preferred stock	(5,750,000)
Net cash used in financing activities	(937,331)

Net change in cash	-

Cash at beginning of period	-

Cash at end of period	$-

See accompanying notes to financial statements

See accompanying notes to financial statements.	F- 5

1.            Organization and Summary of Significant Accounting Policies and Related Matters

Nature of Operations

Angel Studios 010, Inc. (the “Company”), is a Corporation organized under the state of Delaware. The Company commenced operations on December 16, 2024 and is managed by Angel Studios, Inc. (the “Owner”).

The Company was formed for the sole purpose of exploiting the commercial potential of the film entitled “King of Kings” (the “Picture”), pursuant to a licensing agreement with the Picture’s producer, MOFAC Animation Studios LLC (the “Producer”). In particular, the Company was formed to market and distribute the Picture in movie theaters and through distribution platforms in the post-theatrical period, and will share in the revenue generated by that distribution.

Services Agreement

The Company has entered into a services agreement (the “Services Agreement”) with the Owner, pursuant to which the Owner agreed to provide marketing and other services in connection with the Picture on behalf of the Company. The costs for these services are typically paid for by the Owner but reimbursable by the Company. The Owner is also responsible for collecting proceeds from revenue, which is due to the Company once the Owner receives the cash.

Regulation A Offering

In April 2025, the Company successfully completed its offering of $5,000,000 of its Series A Preferred Stock shares (the “Shares”), at an offering price of $1.00 per share in a “Tier 2” offering under Regulation A (the “Offering”). The proceeds from the Offering were transferred to the Owner to fund theatrical and post-theatrical ‘Prints & Advertising’ (“P&A”) marketing as governed by the Services Agreement.

Basis of Presentation and Use of Estimates in Financial Statements

The accompanying financial statements are presented using accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Estimates are based on historical experience and on various other assumptions that the Company believes to be reasonable under the circumstances. Regularly, the Company evaluates the assumptions, judgments, and estimates. Actual results may differ from these estimates.

Concentration of Credit Risk

The Company will maintain its cash in bank deposit accounts which, at times, may exceed federally insured limits. To date, the Company has not experienced a loss or lack of access to any cash; however, no assurance can be provided that access to the Company’s future invested cash will not be impacted by the adverse conditions in the financial markets.

Liability of Owner

The Owner is not personally liable for any obligations of the Company and has no obligation to make contributions to the Company.

Related-Party Receivable

The Company has a related-party receivable from the Owner consisting of: 1) the amount raised from the Offering, which was subsequently transferred to the Owner from the Offering, 2) the amount remaining to be collected by the Owner from the proceeds of revenue, and 3) the reduction of the receivable by the amounts owed to the Owner from costs related to the Services Agreement. Management does not believe an allowance for doubtful accounts is necessary.

F- 6

Revenue Recognition

The Company recognizes revenue when a customer obtains control of promised products or services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these products or services. The Company applies the following five steps: 1) Identify the contract with the customer; 2) Identify the performance obligations in the contract; 3) Determine the transaction price; 4) Allocate the transaction price to performance obligations in the contract; and 5) Recognize revenue when or as the Company satisfies a performance obligation. The following components represent the most significant portions of revenue being recognized:

June 30, 2025
Theatrical	$25,810,871
Angel Guild	621,192
Content licensing	3,319,133
Merchandise	46,743
Total Revenue	$29,797,939

Angel Guild Revenue

Angel Guild revenue is the monthly amount earned from the Picture on the Owner’s streaming platform. This is a usage-based royalty that is earned over time and recognized as revenue as the usage occurs.

Theatrical Revenue

Theatrical revenue is revenue recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Content Licensing

The Company’s content licensing arrangements include fixed fee and minimum guarantee arrangements, and sales or usage-based royalties. The Company’s fixed fee or minimum guarantee licensing arrangements may, in some cases, include multiple license periods (windows), rights to exploitation in different media, or rights to exploitation in multiple territories, which may be considered distinct performance obligations. When these performance obligations are considered distinct, the fixed fee or minimum guarantee in the arrangement is allocated to the title, window, media right or territory as applicable, based on estimates of relative standalone selling prices. The amounts related to each performance obligation (i.e., title, window, media or territory) are recognized when the content has been delivered, and the window for the exploitation right in that territory has begun, which is the point in time at which the customer is able to begin to use and benefit from the content.

Sales or usage-based royalties represent amounts due to us based on the “sale” or “usage” of the Company’s content by the customer, and revenues are recognized at the later of when the subsequent sale or usage occurs, or the performance obligation to which some or all the sales or usage-based royalty has been allocated has been satisfied (or partially satisfied).

Content licensing arrangements can last between several months to up to ten years. The typical period ranges around three years.

F- 7

The following table presents the Company’s revenue recognized over time or at a point in time (as previously described) for the period ended:

June 30, 2025
Point in time revenue	$29,176,747
Over time revenue	621,192
Total revenue	$29,797,939

Merchandise Revenue

The Company has partnered with creators to distribute the creators’ licensed original content and related merchandise. Merchandise revenue represents apparel, DVDs, Blu-rays, books and other intellectual property. Revenue is recognized upon shipment of the merchandise and is recognized at a point in time, when physically shipped.

Cost of Revenue

Cost of revenue represents the direct costs incurred by the Company in generating its revenue. These costs include expenses directly associated with the goods or services sold during the reporting period. Cost of revenues is recognized in the statements of operations in the period in which the related revenue is recognized, following the matching principle.

Components of cost of revenue include licensing royalty expense, film delivery costs, merchandise costs, credit card fees, freight and shipping costs, and costs of services provided.

Selling and Marketing Expenses

Selling and marketing expenses represent costs incurred by the Company in promoting and selling the Picture. These expenses are recognized in the statements of operations in the period in which they are incurred.

Components of selling and marketing expenses include advertising and promotional activities, travel expenses related to sales and marketing activities, and costs of marketing materials. It also includes costs incurred by the Company to purchase movie tickets for giving away, which costs are offset by the Pay it Forward receipts the Company receives from customers who Pay it Forward for others to see the show. The total amount of pay-it-forward receipts that were offset against selling and marketing costs during the period ended June 30, 2025 was $1,869,479.

Operating Expenses

General and administrative expenses represent costs incurred by the Company that are not directly attributable to the production of goods or services. These expenses include, but are not limited to, audit fees, bank fees, business licenses fees, and other costs necessary to support the operations of the business.

General and administrative expenses are recognized in the statements of operations in the period in which they are incurred. Expenses are measured at the fair value of the consideration given in exchange for goods or services received.

Contributed Capital

As of June 30, 2025, the Company had received $100 of contributed capital from the Owner.

Basic and Diluted Income Per Share

Basic income per share attributable to the Company is computed by dividing income attributable to the Company by the weighted-average number of shares outstanding during the period. Diluted income per share attributable to the Company gives effect to all dilutive potential shares that are outstanding during the period (if any).

F- 8

Income Taxes

The Company analyzes the financial statement effect of an uncertain tax position only after considering the probability that a tax authority would sustain the position in an examination. For tax positions meeting a “more-likely-than-not” threshold, the amount recognized in the financial statements is the amount expected to be realized upon settlement with the tax authority. For tax positions not meeting the threshold, no financial statement amount is recognized. As of June 30, 2025 and December 31, 2024, the Company had no uncertain tax positions. The Company recognizes interest and penalties, if any, related to uncertain tax positions as operating expenses. The Company currently has no federal or state tax examinations in progress.

Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition or disclosure through January 16, 2026, which is the date the financial statements were available to be issued.

2.	Commitments and Contingencies

Legal Proceedings

The Company, from time to time, might become involved in litigation arising in the normal course of business. Litigation is necessary to defend the Company. The results of any current or future complex litigation matters cannot be predicted with certainty, and regardless of the outcome, litigation can have an adverse impact because of defense and settlement costs, distraction of management and resources, and other factors. Additionally, these matters may change in the future as the litigation and factual discovery unfolds. Legal fees are expensed as incurred. Insurance recoveries associated with legal costs incurred are recorded when they are received.

The Company assesses whether there is a reasonable possibility that a loss, or additional losses beyond those already accrued, may be incurred (“Material Loss”). If there is a reasonable possibility that a Material Loss may be incurred, the Company discloses an estimate or range of the amount of loss, either individually or in the aggregate, or discloses that an estimate of loss cannot be made. If a Material Loss occurs due to an unfavorable outcome in any legal matter, this may have an adverse effect on the financial position, results of operations, and liquidity of the Company. The Company records a provision for each liability when determined to be probable, and the amount of the loss may be reasonably estimated. These provisions are reviewed annually and adjusted as additional information becomes available. Management, after consultation with legal counsel, believes that the outcome of these proceedings will not have a material impact on the Company’s financial position, results from operations or liquidity. The actual amounts from the resolution of these matters could vary from management’s estimate.

3.	Class A Preferred Stock

The Company has authorized capital stock consisting of 10,000,000 shares of Preferred stock, par value $0.00001 per share.

Stated Value

Each share of Series A preferred stock has a stated value of $1.15 per share (the “Repayment Amount”), which is the value of the price of each share ($1.00) plus a 15% return. Other than the Repayment Amount, the Series A preferred stockholders shall not participate in any profits of the Company beyond the payment of the Series A Repayment Amount. Voting Rights

The holders of class A preferred stock shall be entitled to zero (0) votes on each matter to be voted on by the stockholders of the Company.

Voting Rights

The holders of Series A preferred stock shall be entitled to zero (0) votes per share on each matter to be voted on by the stockholders of the Company.

Deemed Redemption

Once the Series A preferred stock stated value of $1.15 has been fully paid, the shares of preferred stock shall be deemed automatically redeemed. Once redeemed, the shares shall be returned to the Company as unissued shares of Series A preferred stock.

The Company issued 5,000,000 shares of Series A Preferred Stock in April 2025 and fully redeemed all Series A Preferred Stock holders, for their stated value, in June 2025.

F- 9

4.            Common Stock

The Company has authorized capital stock consisting of 1,000 shares of common stock, par value $0.00001 per share.

Voting Rights

The holders of Common Stock shall be entitled to one (1) vote on each matter to be voted on by the stockholders of the Company.

Dividends

Subject to the rights of the holders of preferred stock, dividends may be paid on the outstanding shares of common stock as and when declared by the Board, out of funds legally available, therefore.

Liquidation Rights

Subject to the rights of the holders of preferred stock, the holders of Common Stock outstanding shall be entitled to receive all of the assets and funds of the Company remaining and available for distribution. Such assets and funds shall be divided among and paid to the holders of common stock, on a pro-rata basis, according to the number of shares of common stock held by them.

5.            Earnings per Share

The following table represents the Company’s earnings per share for the period ended June 30, 2025:

June 30, 2025
Numerator:
Net Income	$1,695,469

Denominator:
Weighted average basic shares outstanding	100
Effect of dilutive shares	—
Weighted average diluted shares	100

Net income per common share - basic	$16,955
Net income per common share - diluted	$16,955

The Company reports earnings per share in accordance with Accounting Standards Codification (ASC) 260-10. Basic earnings per share includes no dilution and is computed by dividing net income available to stockholders by the weighted average common shares outstanding for the period. Diluted earnings per share is calculated similarly to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the common shares were dilutive.

6.            Subsequent Events

Subsequent events have been evaluated through January 16, 2026, which is the date the financial statements were available to be issued.

F- 10

Item 4. Exhibits

INDEX OF EXHIBITS

The following exhibits are filed as part of this Form 1-SA.

Exhibit Number	Description
1.1	Certificate of Incorporation filed with Delaware Secretary of State on December 16, 2024, and amendment thereto filed February 10, 2025 and February 20, 2025 incorporated by reference to Exhibit 2.1 of the Company’s Form 1-A filed on March 11, 2025.
1.2	Bylaws incorporated by reference to Exhibit 2.2 of the Company’s Form 1-A filed on March 11, 2025.
2.1	Series A Preferred Designation filed with Deleware Secretary of State on January 30, 2025, and amendment thereto filed February 20, 2025 incorporated by reference to Exhibit 2.3 of the Company’s Form 1-A filed on March 11, 2025.
4.1	Form of Subscription Agreement for Regulation A Offering incorporated by reference to Exhibit 4.1 of the Company’s Form 1-A filed on March 11, 2025.
6.1	Services Agreement with Angel Studios, Inc. dated February 26, 2025 incorporated by reference to Exhibit 6.1 of the Company’s Form 1-A filed on March 11, 2025.
6.2	Distribution Agreement with Mofac Animation Studios LLC dated October 25, 2024 incorporated by reference to Exhibit 6.2 of the Company’s Form 1-A filed on March 11, 2025.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report on Form 1-SA to be signed on its behalf by the undersigned, thereunto duly authorized, in Provo, Utah on January 16, 2026.

Angel Studios 010, Inc.

By:	/s/ Patrick Reilly
Name:	Patrick Reilly
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Patrick Reilly	Chief Executive Officer and Director	January 16, 2026
Patrick Reilly	(Principal Executive Officer)

/s/ Ray Willardson	Chief Financial Officer	January 16, 2026
Ray Willardson	(Principal Financial and Accounting Officer)